

December 17, 2007

By U.S. mail and facsimile to (713) 224-1101

Mr. Rick Berry
Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 3100
Houston, TX 77002

      RE: Sanders Morris Harris Group Inc.
             Form 10-K for the fiscal year ended December 31, 2006
             Filed March 16, 2007

             File No. 0-30066

Dear Mr. Berry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Terence O'Brien
             Branch Chief